[redacted]

SECURIT ION

12010636

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUPREE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH MILL STREET
(No. and Street)

LEXINGTON	KENTUCKY	40507-1683
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN GRIMES, III (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEAN DORTON ALLEN FORD
(Name – *if individual, state last, first, middle name*)

106 WEST VINE STREET, SUITE 600	LEXINGTON		40507
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 10 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen E. Grimes, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEAN || DORTON || ALLEN || FORD PLLC

Independent Auditors' Report

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dean Dorton Allen Ford, PLLC

February 1, 2012
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 phone
859.255.0125 fax

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 phone
502.581.9016 fax

www.ddafcpa.com

DUPREE & COMPANY, INC.

Statements of Financial Condition

December 31, 2011 and 2010

		2011		2010
Assets				
Current assets:				
Cash and cash equivalents	$	**454,923**	$	261,590
Accounts receivable		**584,299**		427,221
Prepaid expenses		-		5,600
Total current assets		**1,039,222**		694,411
Trading securities, at market		**7,353**		7,119
Property and equipment, net		**58,208**		58,079
Total assets	$	**1,104,783**	$	759,609
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	**1,208**	$	16,380
Accrued expenses		**16,416**		30,927
Total liabilities		**17,624**		47,307
Stockholders' equity:				
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting		**68,000**		68,000
Additional paid-in capital		**4,406**		4,406
Retained earnings		**1,014,753**		639,896
Total stockholders' equity		**1,087,159**		712,302
Total liabilities and stockholders' equity	$	**1,104,783**	$	759,609

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Income

Years ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Investment advisory and transfer agent fees	$ 6,572,151	$ 6,377,280
Interest	1,357	2,126
Unrealized gain on trading securities	234	1,173
Total revenue	6,573,742	6,380,579
Expenses:		
Salaries	2,575,626	2,541,052
Professional fees	234,564	83,061
Taxes and licenses	211,880	224,603
Rent	94,436	91,508
Shareholder maintenance and dealer agreements	93,375	76,723
Insurance	87,731	91,676
Dues and subscriptions	72,164	69,240
Maintenance and repairs	31,029	34,700
Office supplies and expenses	30,997	31,889
Advertising	26,758	34,930
Depreciation	14,626	18,809
Bank service charges	13,276	19,057
Travel and entertainment	11,460	8,654
Regulatory fees	9,857	19,790
Telephone	9,634	9,770
Contributions	8,000	2,900
Postage and shipping	6,856	5,448
Other operating expenses	5,520	377
Total expenses	3,537,789	3,364,187
Net income	$ 3,035,953	$ 3,016,392

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2009	$ 68,000	$ 4,406	$ 712,692	$ 785,098
Net income	-	-	3,016,392	3,016,392
Dividends	-	-	(3,089,188)	(3,089,188)
Balances, December 31, 2010	68,000	4,406	639,896	712,302
Net income	-	-	**3,035,953**	**3,035,953**
Dividends	-	-	**(2,661,096)**	**(2,661,096)**
Balances, December 31, 2011	**$ 68,000**	**$ 4,406**	**$ 1,014,753**	**$ 1,087,159**

See accompanying notes.

DUPREE & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 3,035,953	$ 3,016,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on trading securities	(234)	(1,173)
Depreciation	14,626	18,809
Increase (decrease) in cash and cash equivalents due to changes in:		
Accounts receivable	(157,078)	(23,376)
Prepaid expenses	5,600	(5,600)
Accounts payable	(15,172)	(10,318)
Accrued expenses	(14,511)	17,227
Net cash provided by operating activities	2,869,184	3,011,961
Cash flows from investing activities:		
Purchase of property and equipment	(14,755)	(34,225)
Net cash used in investing activities	(14,755)	(34,225)
Cash flows from financing activities:		
Dividend distributions	(2,661,096)	(3,089,188)
Net cash used in financing activities	(2,661,096)	(3,089,188)
Net increase (decrease) in cash and cash equivalents	193,333	(111,452)
Cash and cash equivalents, beginning of year	261,590	373,042
Cash and cash equivalents, end of year	$ 454,923	$ 261,590
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 104,682	$ 81,337

See accompanying notes.

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels.

Accounts Receivable

The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Trading Securities

Trading securities, which includes equity securities with readily determinable fair values, are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company has a capitalization threshold of $500.

Depreciation expense during 2011 and 2010 was $14,626 and $18,809, respectively. The Company has no planned major maintenance activities.

2. Summary of Significant Accounting Policies, continued

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Advertising Expense

The Company expenses all costs associated with advertising as they are incurred. Advertising expense was $26,758 and $34,930 for 2011 and 2010, respectively.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. State and local taxes of $16,416 and $30,927, however, have been accrued as of December 31, 2011 and 2010, respectively.

Management has evaluated the Company's tax positions and concluded that the Company has taken no material uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is not longer subject to income tax examination by the U.S. federal, state or local tax authorities for the years before 2008.

Subsequent Events

Management has evaluated subsequent events for accounting and disclosure requirements through February 1, 2012, the date that the financial statements were available to be issued.

3. Trading Securities

Trading securities consist of the following as of December 31:

	2011		2010	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 7,353	$ 2,200	$ 7,119	$ 2,200

3. Trading Securities, continued

The Company has determined the fair value of its trading securities through application of GAAP. Trading securities valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Trading securities valued using Level 2 inputs are based primarily on quoted prices for similar trading securities in active or inactive markets. Trading securities valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the trading security. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2011				
Trading securities	$ 7,353	$ 7,353	$ -	$ -
December 31, 2010				
Trading securities	$ 7,119	$ 7,119	$ -	$ -

The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during the years ended December 31, 2011 and 2010.

Trading securities: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Property and Equipment

Property and equipment consists of the following as of December 31:

	2011	2010
Office furniture and equipment	$ 566,617	$ 551,862
Leasehold improvements	28,224	28,224
	594,841	580,086
Less accumulated depreciation	(536,633)	(522,007)
Property and equipment, net	$ 58,208	$ 58,079

5. Net Capital and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2011, the Company had net capital as defined by Rule 15c3-1 of $880,901, which was $630,901 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0200 to 1.

As of December 31, 2010, the Company had net capital as defined by Rule 15c3-1 of $629,430, which was $379,430 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.0752 to 1.

6. Investment Advisory and Transfer Agent Fees

The Company serves as the investment advisor and transfer agent pursuant to an investment advisory agreement (the Agreement), dated November 1, 2011, for the Dupree Mutual Funds Kentucky Tax-Free Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2012 and thereafter for annual periods, if renewed.

The Company also serves as the investment advisor pursuant to investment advisory agreements dated November 1, 2011, which remain in effect until October 31, 2012 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Short-to-Medium Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds Tennessee Short-to-Medium Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds North Carolina Short-to-Medium Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the mutual funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% of the average daily net asset value in excess of $1,000,000,000. For 2011 and 2010, the Company waived investment advisory fees of $39,764 and $77,189, respectively.

6. Investment Advisory and Transfer Agent Fees, continued

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement renewed November 1, 2011. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan for all eligible employees. The plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $16,500 in 2011 and 2010. The Company does not match employee contributions.

8. Contingencies and Commitments

Rental Obligations

The Company leases its present office space under a non-cancelable lease which expires October 31, 2018.

The aggregate annual rentals for this office space are:

Year ending December 31,		
2012	$	92,111
2013		93,955
2014		95,851
2015		97,791
2016		99,739
Thereafter		187,891
	$	667,338

Rental expense charged to operations for 2011 and 2010 was $94,436 and $91,508, respectively.

Employment Agreement

Under an employment agreement, the Company is obligated to pay a retired employee as a consultant $30,000 a year until death.

8. Contingencies and Commitments, continued

Service Agreement

In June 2010, the Company entered into a service agreement with Sungard Shareholder Systems (Sungard). The Company began utilizing Sungard's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $9,333 per month for usage and processing fees associated with the technology system. The service agreement expires in 2015 and may be renewed on a year-by-year basis following expiration.

9. Concentrations and Credit Risks

The Company derives a major portion of its revenue from Dupree-organized mutual funds. During 2011 and 2010, revenues from Dupree-organized mutual funds aggregated $6,572,151 and $6,377,280, respectively. As of December 31, 2011 and 2010, amounts due from these funds included in accounts receivable were $584,299 and $427,221, respectively.

DUPREE & COMPANY, INC.
Supplementary Information

DEAN || DORTON || ALLEN || FORD PLLC

Independent Auditors' Report
on Supplementary Information Required
by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the financial statements of Dupree & Company, Inc. as of and for the years ended December 31, 2011 and 2010, and our report thereon dated REP DATE, which expressed an unqualified opinion on those financial statements, appears on page 1. Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dean Dorton Allen Ford, PLLC

February 1, 2012
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER
DUPREE & COMPANY, INC. [13]

SEC FILE NO.
8-10938 [14]

FIRM I.D. NO.
1697 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
125 SOUTH MILL STREET [20]
(No. and Street)

LEXINGTON [21] KENTUCKY [22] 40507-1683 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/2011 [24]

AND ENDING (MM/DD/YY)
12/31/2011 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

ALLEN E. GRIMES, III, PRESIDENT [30] (859) 254-7741 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DEAN DORTON ALLEN FORD, PLLC [70]

ADDRESS

106 W. VINE STREET, STE 600 [71]	LEXINGTON [72]	KENTUCKY [73]	40507 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2011 | 99
SEC FILE NO. 8-10938 | 98
Consolidated [ ] 198
Unconsolidated [X] 199

		Allowable	Non-Allowable	Total
1.	Cash	$ 404,923 [200]		$ 404,923 [750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[295]		
	B. Other	[300]	$ [550]	[810]
3.	Receivable from non-customers	[355]	[600]	[830]
4.	Securities and spot commodities owned at market value:			
	A. Exempted securities	[418]		
	B. Debt securities	[419]		
	C. Options	[420]		
	D. Other securities	57,353 [424]		
	E. Spot commodities	[430]		57,353 [850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost $ [130]			
	B. At estimated fair value	[440]	[610]	[860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
	A. Exempted securities $ [150]			
	B. Other securities $ [160]			
7.	Secured demand notes:	[470]	[640]	[890]
	Market value of collateral:			
	A. Exempted securities $ [170]			
	B. Other securities $ [180]			
8.	Memberships in exchanges:			
	A. Owned, at market $ [190]			
	B. Owned, at cost		[650]	
	C. Contributed for use of the company, at market value		[660]	[900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	445,575 [480]	138,724 [670]	584,299 [910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	58,208 [680]	58,208 [920]
11.	Other assets	[535]	[735]	[930]
12.	TOTAL ASSETS	$ 907,851 [540]	$ 196,932 [740]	$ 1,104,783 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DUPREE & COMPANY, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	17,624 [1205]	[1385]	17,624 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 17,624 [1230]	$ [1450]	$ 17,624 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		68,000 [1792]
C. Additional paid-in capital		4,406 [1793]
D. Retained earnings		1,014,753 [1794]
E. Total		1,087,159 [1795]
F. Less capital stock in treasury		▼16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 1,087,159 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,104,783 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 12/31/11

DUPREE & COMPANY, INC.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	1,087,159	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				1,087,159	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	1,087,159	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	196,932	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(196,932)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	890,227	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$		3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities		9,326	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(9,326)	3740
10. Net Capital			$	880,901	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
DUPREE & COMPANY, INC.

as of 12/31/11

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14. Excess net capital (line 10 less 13)	$	630,901	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	630,901	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	17,624	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	17,624	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	2.00	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	2.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC.

For the period (MMDDYY) from 24 01/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		6,573,508	3975
8. Other revenue		234	3995
9. Total revenue	$	6,573,742	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				540,000	4120
11. Other employee compensation and benefits				2,152,980	4115
12. Commissions paid to other broker-dealers					4140
13. Interest expense				13,276	4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses				336,437	4195
15. Other expenses				495,096	4100
16. Total expenses			$	3,537,789	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	3,035,953	4210
18. Provision for Federal income taxes (for parent only)			28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4338			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	3,035,953	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	256,813	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC.

For the period (MMDDYY) from 01/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 712,302	4240
A. Net income (loss)		3,035,953	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	2,661,096	4270
2. Balance, end of period (From item 1800)		$ 1,087,159	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DUPREE & COMPANY, INC. as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 ______ [4335] ______ [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 NONE [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Comments on Net Capital and Reserve Requirements

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc. (the Company) for the year ended December 31, 2011, with the Company's most recent unaudited computations as contained in the FOCUS Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations per Audit
Total capital	$ 1,087,159	$ 1,087,159
Deductions from net worth	206,258	206,258
Net capital	$ 880,901	$ 880,901
Minimum net capital required:		
Aggregate indebtedness	$ 17,624	$ 17,624
Required percentage	0.0667	0.0667
Minimum net capital based on indebtedness	$ 1,176	$ 1,176
Net capital in excess of required $250,000 minimum	$ 630,901	$ 630,901
Ratio of aggregate indebtedness to net capital	0.020	0.020

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the FOCUS Report - Part II, for determining reserve requirements under Rule 15c3-3.

Dean Dorton Allen Ford, PLLC

February 1, 2012
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 phone
859.255.0125 fax

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 phone
502.581.9016 fax

www.ddafcpa.com

DEAN || DORTON || ALLEN || FORD PLLC

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. (the Company) for the year ended December 31, 2011, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

First Trust Centre
200 South Fifth Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

www.ddafcpa.com

Because of the inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Dean Dorton Allen Ford, PLLC

February 1, 2012
Lexington, Kentucky

106 West Vine Street
Suite 600
Lexington, KY 40507
859.255.2341 *phone*
859.255.0125 *fax*

www.ddafcpa.com

First Trust Centre
200 South Fitfh Street
Suite 201 South
Louisville, KY 40202
502.589.6050 *phone*
502.581.9016 *fax*

DEAN | DORTON | ALLEN | FORD PLLC

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2011 and 2010
with Independent Auditors' Report Thereon

DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Years Ended December 31, 2011 and 2010
with Independent Auditors' Report Thereon

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